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                                                                FILE NO. _______


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                       FORM U-1 APPLICATION - DECLARATION

                             UNDER SECTION 3(b) AND

            RULE 10 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  --------------------------------------------

                              UTILICORP UNITED INC.

                              20 West Ninth Street
                              Kansas City, MO 64105

                (Name of the company filing this application and
                   address of its principal executive office)
                  ---------------------------------------------

                                  Jon R. Empson
                              Senior Vice-President
                              UtiliCorp United Inc.
                              20 West Ninth Street
                              Kansas City, MO 64105

                     (Name and address of agent for service)

Please also submit copies of all correspondence to:

                              M. Douglas Dunn, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                            One Chase Manhattan Plaza
                               New York, NY 10005

                             Leslie J. Parrette, Jr.
                      Blackwell Sanders Peper Martin L.L.P.
                               Two Pershing Square
                          2300 Main Street - Suite 1100
                           Kansas City, Missouri 64108


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ITEM 1   DESCRIPTION OF PROPOSED TRANSACTION

         Applicant UtiliCorp United Inc., a Delaware corporation ("UtiliCorp"), hereby applies under Section 3(b) of the Public Utility Holding Company Act of
1935, as amended ("1935 Act"), for an order exempting UtiliCorp N.Z. Limited
("UNZ"), a company organized under the laws of New Zealand and operating solely in New Zealand, under Section 3(b) of the 1935 Act.

         UNZ owns a 78.78% equity ownership interest in United Networks
Limited, a special purpose corporation organized under the laws of New Zealand
("UNL") (formerly known as Power New Zealand Limited). On September 24, 1998,
UtiliCorp filed an application on behalf of UNL requesting an exemption without qualification from the 1935 Act pursuant to Section 3(b). UNL is currently a foreign utility company under Section 33 of the 1935 Act. The notification was filed on Form U-57 on December 5, 1994.

         UNL is a New Zealand corporation primarily engaged in the generation and transmission of electricity to New Zealand wholesale and retail customers.
UNL serves approximately 468,000 customers in the North Island of New Zealand, and it has approximately 23,678 kilometers of lines.

         UNZ is owned by UtiliCorp (Bermuda) Power Limited, a special purpose corporation organized under the laws of Bermuda ("UBP"). UBP is owned by UtiliCorp North Shore, Inc., a special purpose corporation organized under the laws of Delaware ("UNS"). UNS is owned by UtiliCorp South Pacific, Inc., a
Delaware corporation and a wholly owned subsidiary of UtiliCorp ("USP").


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           APPLICANT'S STATEMENTS IN SUPPORT OF APPLICATION

         In support hereof, the Applicant states:

         (1) UtiliCorp is a publicly held corporation organized under Delaware law with its principal offices located at 20 West Ninth Street, Kansas City, Missouri 64105. UtiliCorp engages directly and indirectly in the sale and distribution of gas and electricity to retail and wholesale customers. Neither
UtiliCorp nor any corporation owned or controlled by UtiliCorp is a "holding company" or a "subsidiary company" or a "holding company," as defined in the 1935 Act.

         (2) UNZ is a company organized under the laws of New Zealand and will not engage in any business other than the acquisition of New Zealand public utility companies, the supervision of UtiliCorp's investments in New Zealand, and the participation in the management and operations of New Zealand public utility companies. UNZ derives no income from United States operations, nor is it qualified to do business in any state of the United States, nor is it a public utility company operating in the United States. UNZ has no plan to derive any income from United States operations, or any company qualified to do business in any state of the United States, or any public utility company operating in the United States.

         (3) Section 3(b) of the 1935 Act provides an exemption for any subsidiary company, as such, of a holding company from provisions of the 1935
Act applicable to such subsidiary companies, "if such subsidiary company derives no material part of its income, directly or indirectly, from sources within the United States, and neither it nor any of its subsidiary companies is a public utility company operating in the United States," provided that



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the Commission finds that the application of the 1935 Act to such subsidiary company is "not necessary in the public interest or for the protection of investors."

         (5) Since the operations of UNZ and its subsidiary companies are and will be exclusively outside the United States, its sales and revenues, and the regulation thereof, have little or no effect on the rates and business of UtiliCorp's electric sales and generation within the United States. UtiliCorp's domestic utility customers will not be put at risk of any adverse financial effects resulting from the operations of UNZ, nor will the ability of the various State commissions to protect the interests of consumers in their respective States be adversely affected. In connection with its notification of foreign utility company status of foreign utility company status filed on Form
U-57, UtiliCorp filed letters from all jurisdictions in which UtiliCorp provided service subject to rate jurisdiction (i.e., Colorado, Iowa, Kansas, Michigan, Minnesota, Missouri, South Dakota, and West Virginia). Each letter or order stated that each commission had the ability and the resources to protect its ratepayers and that each commission intended to exercise this authority in connection with UNL. UtiliCorp's domestic utility operations are, and will continue to be, fully separated from UtiliCorp's foreign operations. Moreover, since UtiliCorp is a publicly traded company subject to the continuous disclosure requirements of the Securities Exchange Act of 1934, as amended, regulation under the federal securities laws offers significant additional protections for the interest of investors. Hence, regulation of UNZ as a subsidiary of a holding company is not necessary for either the public interest or for the protection of investors.

         (6) UtiliCorp will maintain separate books of account for any of its subsidiaries that may control any of these companies and will commit to provide access to those



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books and records to each state commission with retail rate jurisdiction to the extent not already required under state law.

         (7) If UNZ is exempt without qualification under Section 3(b) of the 1935 Act, then UtiliCorp, UBP, UNS and USP would be entitled to the exemption provided for by Rule 10 of the 1935 Act.

         (8) In addition, if UNZ is exempt under Section 3(b) of the 1935 Act, then UtiliCorp would be entitled under Rule 11(b)(1) to an exemption from
Section 9(a)(2) of the Act.

         (9) The Applicant hereby consents to file an annual report on Form
U-33-S.

ITEM 2.  FEES, COMMISSIONS, AND EXPENSES.

         An estimate of the fees and expenses to be paid or incurred by the Applicant in connection with the proposed transaction is set forth below:

         Counsel Fees. . . . . . . . . . . . . . . . . . . . . . . . . .$15,000
         Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . .$15,000

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.

         Sections 3(b), 9(a)(2) and 10(a)(1) and Rules 10 and 11(b)(1) of the
1935 Act are or may be applicable to the proposed transaction described herein.
To the extent any other sections of the 1935 Act may be applicable to the proposed transaction, the Applicant hereby requests appropriate orders thereunder.


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ITEM 4.  REGULATORY APPROVAL.

         No regulatory approval other than that of the Commission under Section
3(b) is required.

ITEM 5.  PROCEDURE

         It is requested that the Commission issue and publish no later than July 7, 2000 the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than July
28, 2000 as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission and that the Commission enter not later than August 1, 2000 an appropriate order granting and permitting this Application-Declaration to become effective.

         The Applicant hereby waives a hearing with respect to this Application-Declaration and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicant hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order.

ITEM 6.  EXHIBITS.

         The following exhibits are hereby filed as a part of this Application-Declaration:

         EXHIBIT 1                 Form of Notice

         EXHIBIT 2                 Opinion of Counsel


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ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.

         The proposed transaction does not involve major federal action having a significant effect on the environment and to the best of the Applicant's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

         It is requested that copies of all orders, notices and communications with respect to the above application be served as follows:

                                    Jon R. Empson
                                    Senior Vice-President
                                    UtiliCorp United Inc.
                                    20 West Ninth Street
                                    Kansas City, MO  64105

                                    M. Douglas Dunn, Esq.
                                    Milbank, Tweed, Hadley & McCloy LLP
                                    One Chase Manhattan Plaza
                                    New York, NY  10005

                                    Orlan M. Johnson, Esq.
                                    1825 Eye Street, N.W.
                                    Washington, D.C. 20006

                                    Leslie J. Parrette, Jr., Esq.
                                    Blackwell Sanders Peper Martin L.L.P.
                                    Two Pershing Square
                                    2300 Main Street - Suite 1100
                                    Kansas City, Missouri  64108

         WHEREFORE, Applicant respectfully requests that the Commission issue an order herein determining that UNZ is entitled to the exemption without qualification provided for




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by Section 3(b) of the 1935 Act and (ii) UtiliCorp and its intermediate entities are entitled to the exemption provided by Rules 10 and 11(b)(1) of the 1935 Act.


Dated:  January 4, 2000

                                    Respectfully submitted,

                                    UTILICORP UNITED INC.

                                    By:  /s/ Jon Empson
                                       ---------------------------
                                          Jon R. Empson
                                          Senior Vice-President

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                               INDEX OF EXHIBITS

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EXHIBIT                   EXHIBIT                   TRANSMISSION
NUMBER                                              METHOD
1               Proposed Notice of Proceeding       Electronic

2               Opinion of Counsel                  Electronic